SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

November 8, 2008
Date of report (Date of earliest event reported)



Petroleum Development Corporation
Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other Jurisdiction of Incorporation	*Commission File Number*	*IRS Employer Identification Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 5.02.   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

The Board of Directors of Petroleum Development Corporation announced that Richard W. McCullough, Petroleum Development Corporation's Chief Executive Officer, assumed the title of Chairman of the Board of Directors effective November 11, 2008.

The Press Release is attached herein as Exhibit 99.1

EXHIBIT INDEX

Item 9.01.   **Financial Statements and Exhibits.**

Exhibit No.	Description
99.1	PRESS RELEASE: Petroleum Development Corporation Board of Directors Announces New Chairman of the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: November 13, 2008

By: /s/ Richard W. McCullough
       Richard W. McCullough
       CEO and President



NEWS *FROM*
Petroleum Development Corporation

FOR IMMEDIATE RELEASE: November 13, 2008
CONTACT: Celesta Miracle - (304) 842-3597 ~ http://www.petd.com

Petroleum Development Corporation Board of Directors
Announces New Chairman of the Board

Bridgeport, West Virginia, November 13, 2008: The Board of Directors of Petroleum Development Corporation (NASDAQ/GMS:PETD) (PDC) today announced that Richard W. McCullough, Chief Executive Officer, assumed the title of Chairman of the Board of Directors effective November 11, 2008.

In December 2007, the Company announced the planned retirement of Steven R. Williams, then CEO and Chairman. As part of this planned transition, Mr. Richard W. McCullough assumed the title of CEO in June 2008. This transfer of the chairman function to Mr. McCullough completes the transition.

Mr. Williams noted: "We believe that combining the CEO and the Chairman titles is appropriate for a company of our size. The appointment of Gysle R. Shellum as our new CFO effective November 11, 2008, as previously announced, provides Mr. McCullough with the time to assume the chairmanship duties." Mr. Williams remains a member of the Board of Directors.

About Petroleum Development Corporation

Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the exploration, production and marketing of natural gas and oil. Its operations are focused in the Rocky Mountains with additional operations in the Appalachian and Michigan Basins. PDC is included in the S&P SmallCap 600 and the Russell 3000 Indexes of Companies.

120 Genesis Boulevard • PO Box 26 • Bridgeport, West Virginia • Phone: (304) 842-3597